Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 25, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10693
Diversified Assets Portfolio, Series 12
(the “Trust”)
CIK No. 1966059 File No. 333-270691

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If the ETFs the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in prior filings.

Response:If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

2.If the underlying ETFs invest in bonds that reference LIBOR, please add risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

3.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

4.The Staff notes that the Funds held by the Trust invest in companies with various market capitalizations. If it is a principal risk of the Trust, please include investments in small and/or mid capitalization companies.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in small and/or mid capitalization companies, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon